Exhibit (a)(7)


Dear Columbia Colleagues,

In the next few days, Columbia employees who are Thrift Plan participants should be receiving a mailing containing an unsolicited tender offer from CEG Acquisition Corp, a wholly owned subsidiary of NiSource Inc. that is not affiliated with Columbia Energy Group, for all outstanding shares of common stock of Columbia Energy Group for $68 per share in cash.

You also will receive a mailing from Columbia Energy Group regarding Columbia's board of directors determination that the NiSource tender offer is inadequate and not in the best interests of Columbia or its shareholders. I described the background of that determination, and enclosed the press release announcing the board's determination in a communication to you on July 6. A copy of the release is on Columbia's website at www.columbiaenergygroup.com.

As I said in my letter to you on July 6, the board made its determination after careful deliberation. Columbia's directors reviewed reports from management and outside legal and financial advisors, including "inadequacy opinions" from each of our co-financial advisors, Morgan Stanley Dean Witter and Salomon Smith Barney Inc.

BASED ON THE BOARD'S DETERMINATION, WE ARE ADVISING ALL OF OUR SHAREHOLDERS--A GROUP THAT INCLUDES MANY OF YOU--TO REJECT NISOURCE'S HOSTILE TAKEOVER ATTEMPT AND NOT TENDER ANY SHARES TO NISOURCE.

If you do not receive Columbia's materials, or have any questions or need any assistance about the tender offer, contact our investor relations staff at (703) 561-6002, or MacKenzie Partners, Columbia's information agent regarding the tender offer, at 1-800-322-2885.

Thanks for your continuing interest and support.